UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

INSPIRED ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

45782N108
(CUSIP Number)

Luke L. Alvarez

250 West 57th Street, Suite 2223

New York, New York 10107

(646) 565-3861

with a copy to:

Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
(212) 370-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45782N108

1.	Names of Reporting Person. Luke L. Alvarez
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares	7.	Sole Voting Power: 1,076,992
Beneficially Owned by	8.	Shared Voting Power: 0
Each Reporting
Person With	9.	Sole Dispositive Power: 1,076,992
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,076,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Inspired Entertainment, Inc. (formerly known as Hydra Industries Acquisition Corp.), a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 250 West 57th Street, Suite 2223, New York, New York 10107. This Schedule 13D is being filed as a result of the change in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person solely as a result of the change in the number of outstanding shares of Common Stock, first reported by the Company in its Post-Effective Amendment No. 1 to Form S-3 on Form S-1 Registration Statement and filed with the Securities and Exchange Commission on December 29, 2017.

Item 2. Identity and Background.

This statement is being filed by Luke L. Alvarez (the “Reporting Person”). Mr. Alvarez is a citizen of the United Kingdom and a resident of Gibraltar. His business address is c/o Inspired Entertainment, Inc., 250 West 57th Street, Suite 2223, New York, New York 10107. Mr. Alvarez is the Chief Executive Officer and President, and a director, of the Issuer.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Alvarez holds (i) 926,272 restricted shares of Common Stock which were granted to Mr. Alvarez pursuant to the Inspired Entertainment, Inc. 2016 Long-Term Incentive Plan and (ii) 150,720 shares of Common Stock, which Mr. Alvarez subscribed for at a price of $10.00 per share.

Item 4. Purpose of Transaction.

The acquisition of securities set forth in this Schedule 13D is for compensation purposes and in connection with an award granted to Mr. Alvarez. Except in Mr. Alvarez’s capacity as the Chief Executive Officer and President, and a director, of the Issuer, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 21,478,775 shares of Common Stock outstanding as of January 16, 2018, as reported in the Prospectus Supplement to Form S-3 on Form S-1 filed by the Issuer with the Securities and Exchange Commission on January 16, 2018.

The Reporting Person may be deemed to have sole beneficial ownership of an aggregate of 1,076,992 shares of Common Stock, or approximately 5.0% of the outstanding shares of Common Stock.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any securities of the Issuer he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he does not directly own.

(c) There have been no transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Person.

Grant Agreement

The 926,272 restricted shares of Common Stock issued to Mr. Alvarez were granted pursuant to a grant agreement, a form of which is attached hereto as Exhibit 99.1. Mr. Alvarez currently has voting power over all such shares. Such shares vest in three equal installments, as follows:

•	Installment 1 — vested on December 23, 2017;
•	Installment 2 — will vest on the later of (i) December 23, 2018 and (ii) the day following the first period of 30 consecutive trading days during which the average of the closing prices for the Common Stock is $15.00 or higher; and
•	Installment 3 — will vest on the later of (i) December 23, 2019 and (ii) the day following the first period of 30 consecutive trading days during which the average of the closing prices for the Common Stock is $17.50 or higher.

If a specified price threshold has not been achieved prior to a scheduled vesting date, the portion of the award subject to that price threshold will vest on the first date thereafter when that price threshold is achieved, provided that any unvested units shall expire on December 23, 2021 if a specified price threshold has not been reached by such date.

Subscription Agreement

On December 29, 2016, pursuant to compensation arrangements with the Issuer, Mr. Alvarez agreed to use 50% of his cash bonus to subscribe for 150,720 shares of Common Stock at a price of $10.00 per share. Mr. Alvarez and the Issuer entered into a subscription agreement in connection therewith, a copy of which is attached hereto as Exhibit 99.2.

Lock-Up Agreement

In connection with a public offering (the “Public Offering”) by certain stockholders of the Issuer, in which Morgan Stanley & Co. LLC (“Morgan Stanley”) acted as underwriter, on January 15, 2017 Mr. Alvarez entered into a lock-up agreement, pursuant to which Mr. Alvarez agreed, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned by Mr. Alvarez or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, until 90 days after the date of the final prospectus relating to the Public Offering. A form of the lock-up agreement is attached hereto as Exhibit 99.3.

Item 7. Material to be Filed as Exhibits.

99.1	Form of Grant Agreement under the Inspired Entertainment, Inc. 2016 Long-Term Incentive Plan and the Inspired Entertainment, Inc. Second Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the Current Report on Form 8-K of the Issuer, filed with the SEC on December 30, 2016).

99.2	Subscription Agreement, dated December 29, 2016, by and between Luke Alvarez and the Company, incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-QT of the Company, filed with the SEC on February 9, 2017.

99.3	Form of Lock-Up Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   January 23, 2018

/s/ Luke L. Alvarez
Luke L. Alvarez

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)